UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469108

(CUSIP Number)

BB Biotech AG

Ivo Betschart

Schwertstrasse 6

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,718,922(1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,718,922(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,718,922(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person HC, CO

(1)	Includes 178,523 shares of Common Stock that may be issued upon exercise of the Biotech Growth Warrant and the Biotech Growth New Warrant.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Growth N.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curacao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,718,922(1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,718,922(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,718,922(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person CO

(1)	Includes 178,523 shares of Common Stock that may be issued upon exercise of the Biotech Growth Warrant and the Biotech Growth New Warrant.

Schedule 13D (Amendment No. 7)

EXPLANATORY NOTE: This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by BB Biotech AG and Biotech Growth, NV (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on June 3, 2011 (together with all amendments thereto, this “Schedule 13D”).

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, $0.0001 par value of the Issuer having its principal executive office at 950 Winter Street, Waltham, MA 02451.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Growth are set forth on Schedule A hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

Between June 6, 2014 and March 21, 2017, the Reporting Persons acquired an additional 1,883,259 shares of the Issuer’s Common Stock (the “Additional Shares”) on the open market and, prior to the Reporting Persons holding more than 10% of the outstanding shares of the Issuer’s Common Stock, sold 47,900 shares of the Issuer’s Common Stock, resulting in a net increase of 1,835,359 shares of the Issuer’s Common Stock from the number of shares of the Issuer’s Common Stock reported on Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 12, 2014. The increase of 1,835,359 shares held by the Reporting Persons resulted in only a 1.1% increase in percentage ownership of the outstanding shares of the Issuer’s Common Stock held by the Reporting Persons as a result of increases in the aggregate number of outstanding shares of the Issue’s Common Stock since the filing of Amendment No. 6 to this Schedule 13D. The purchases of the Additional Shares were made with the working capital of BB Biotech and the aggregate amount of funds expended, excluding commissions, to acquire the Additional Shares was $84,236,400.35.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

The Reporting Persons acquired the Additional Shares for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Assuming the exercise of the Biotech Growth Warrant and the exercise of the Biotech Growth New Warrant, Biotech Growth is the record owner of 4,718,922. To the best knowledge of BB Biotech and Biotech Growth, no director or executive officer of BB Biotech or Biotech Growth owns any shares of the Common Stock.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days. To the best knowledge of the Reporting Persons, no director or executive officer of BB Biotech and Biotech Growth has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1	–	Agreement regarding joint filing of Schedule 13D*

*	Previously filed as an exhibit to BB Biotech and Biotech Growth’s Schedule 13D filed with the SEC on June 3, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: March 21, 2017	By:	/s/ Michael Hutter

Signatory Authority

	Name:	Michael Hutter

	Title:	Signatory Authority

Date: March 21, 2017	By:	/s/ Ivo Betschart

Signatory Authority

	Name:	Ivo Betschart

	Title:	Signatory Authority

Biotech Growth N.V.

Date: March 21, 2017	By:	/s/ Michael Hutter

Signatory Authority

	Name:	Michael Hutter

	Title:	Signatory Authority

SCHEDULE A

NAME	CITIZENSHIP	RESIDENCE OR BUSINESS ADDRESS	POSITION WITH COMPANY / PRESENT PRINCIPAL OCCUPATION

BB Biotech AG

Dr. Erich Hunziker	Swiss citizen	Ivo Betschart Schwertstrasse 6 CH-8200 Schaffhausen, Switzerland	Chairman and Director

Dr. Clive Meanwell	U.S. and UK citizen	Ivo Betschart Schwertstrasse 6 CH-8200 Schaffhausen, Switzerland	Vice Chairman and Director

Prof. Dr. Dr. Klaus Strein	German citizen	Ivo Betschart Schwertstrasse 6 CH-8200 Schaffhausen, Switzerland	Director

Biotech Growth N.V.

Dr. Clive Meanwell	U.S. and UK citizen	Snipweg 26 Curacao	Statutory Director

Rudy Anthony Edwin Le Blanc	Dutch citizen	Snipweg 26 Curacao	Statutory Director

Hugo Jan van Neutegem	Dutch citizen	Snipweg 26 Curacao	Statutory Director

Schedule A